April 2, 2020

Kevin Charlton
Chief Executive Officer
NewHold Investment Corp.
950 McCarty Street, Building A
Houston, TX 77029

       Re: NewHold Investment Corp.
           Draft Registration Statement on Form S-1
           Submitted March 10, 2020
           CIK No. 0001805385

Dear Mr. Charlton:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed March 10, 2020

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Kevin Charlton
FirstNameInvestment Corp. Charlton
NewHold LastNameKevin
Comapany NameNewHold Investment Corp.
April 2, 2020
April 2 2020 Page 2
Page 2,
FirstName LastName
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies
Subsequent Events, page F-11

2. Please revise your note to disclose the subsequent events through the date the financial statements are issued, under ASC 855-10-25-1A. Otherwise, explain to us why the guidance is not applicable.
       You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing